FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 14, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2.	Notice of Resolutions adopted at the 100th Ordinary General Meeting of Shareholders (English translation) issued by the registrant.

3.	News release issued on June 29, 2007, by the registrant, announcing the sale of its shares of MT Picture Display Germany GmbH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: July 6, 2007

June 14, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, June 14, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between May 21, 2007 and June 14, 2007

3. Aggregate number of shares repurchased: 11,828,000 shares

4. Aggregate repurchase amount: 29,997,845,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 27, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the April 27, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 15,935,000 shares

•	Aggregate repurchase amount: 39,997,295,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2007:

•	Total number of shares issued (excluding treasury stock): 2,146,284,458 shares

•	Treasury stock: 306,769,039 shares

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(TRANSLATION)

June 27, 2007

Matsushita Electric Industrial Co., Ltd.

Dear Shareholders:

Notice of Resolutions adopted at

the 100th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 100th Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 100th fiscal period from April 1, 2006 to March 31, 2007

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To elect 19 directors:

Messrs. Kunio Nakamura, Masayuki Matsushita, Fumio Ohtsubo, Takami Sano, Susumu Koike, Shunzo Ushimaru, Toshihiro Sakamoto, Takahiro Mori, Shinichi Fukushima, Junji Esaka, Ikusaburo Kashima, Ikuo Uno, Yoshifumi Nishikawa, Hidetsugu Otsuru and Masaharu Matsushita were re-elected as directors. Koshi Kitadai, Yasuo Katsura, Hitoshi Otsuki and Makoto Uenoyama were newly elected as directors. They all accepted and assumed office.

Ikuo Uno and Yoshifumi Nishikawa are outside directors.

Bill No.2:

To elect 2 corporate auditors:

Mr. Yasuo Yoshino was re-elected and Kenichi Hamada was newly elected as corporate auditors. They all accepted and assumed office.

Mr. Yasuo Yoshino is an outside corporate auditor.

Bill No. 3:

To approve changes to remuneration for directors and corporate auditors:

The above bill was approved and passed as proposed, whereby, in light of changes in the economic environment, as well as changes to the handling of bonuses for directors and corporate auditors due to the recent enforcement of the Company Law of Japan, Matsushita will integrate bonus payments with remuneration in accordance with the level of contribution made to the Company’s financial and other results, rather than paying bonuses as part of the allocation of profit. Consequently, the Company resolved that the maximum amount of allowance for directors’ remuneration for a single fiscal year shall be amended to ¥1,500 million (¥30 million for outside directors), and ¥140 million for corporate auditors, and it also resolved to apply this amendment retroactively from April 2007 for remuneration for fiscal 2008, ending March 31, 2008.

Yours very truly,

/s/ Fumio Ohtsubo
Fumio Ohtsubo
President and Director
Matsushita Electric Industrial Co., Ltd.

June 29, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita to sell shares of MT Picture Display Germany GmbH

Osaka, Japan, June 29, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced the sale of its shares in MT Picture Display Germany GmbH (MTPDG), a subsidiary of MT Picture Display Co., Ltd (MTPD) and a consolidated subsidiary of MEI.

Despite the previous announcement regarding the liquidation of MTPDG released on November 30, 2005, MEI has decided to sell all of its shares in MTPDG and has reached an agreement thereon with the purchasers as described below.

Outline of sale of the shares

1. Reason for sale of the shares

MEI, on the termination of the production by MTPDG, had also considered selling shares in MTPDG in the process of liquidating MTPDG. As a result of such consideration, MEI has reached an agreement with the purchasers about the sale of the shares as described below.

2. MTPDG Company Overview

Company name	MT Picture Display Germany GmbH
Representative	Eberhard Buettner, Managing Director
Location of head office	Fritz-Mueller str. 112, Esslingen, Germany
Date of incorporation	February 1, 1995
Principal business	Manufacturing and sales of CRTs for TVs
(Operation was closed in March 2006)
Number of employees	17 (as of June 29, 2007)
Share capital	Euro 1,020,000

3. Purchasers of the shares

1) HERE Genesis BV

Company name	HERE Genesis BV
Percentage of shares to be purchased	96%
Location of head office	Holland
Relationship with MEI	No relationship to be noted

2) SCHE31 Verwaltungsgessellschaft

Company name	SCHE31 Verwaltungs GmbH
Percentage of shares to be purchased	4%
Location of head office	Germany
Relationship with MEI	No relationship to be noted

4. MEI’s portion of shares in MTPDG

Before the sale of shares:	100%
After the sale of shares:	0%

5. Schedule

Date of resolution:	June 29, 2007
Date of transfer of shares:	July 1, 2007 (planned)

6. Influence to financial outlook

There shall be no change in the financial outlook for fiscal 2008, ending March 31, 2008.

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